UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ATS Corporation

(Name of Subject Company)

ATS Corporation

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00211E104

(CUSIP Number of Class of Securities)

John Hassoun & Pamela Little

Co-Chief Executive Officers

ATS Corporation

7925 Jones Branch Drive

McLean, Virginia 22102

(571) 766-2400

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

James J. Maiwurm

Squire Sanders (US) LLP

1200 19th Street NW

Suite 300

Washington, DC 20036

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Frequently Asked Questions (FAQs)

FEBRUARY 2012

Salient Federal Solutions

Who is Salient Federal Solutions?

It takes a new breed of industry partner to help government agencies address the risks and opportunities of an abruptly changing environment. Salient is building exactly that type of agile company. One that’s free from legacy limitations. One that’s driven by a relentless customer focus. And as a result, one that delivers only capabilities that truly matter. Salient provides the IT, engineering, and analytic services government agencies need most—so they can meet the challenges they face now.

Salient Federal Solutions was founded in 2009 with the goal of becoming a leading provider of information technology and engineering solutions to the Federal Government. We are built for change with constantly evolving capabilities, reinforced by a revolutionary approach to managing and leveraging talent, and a workforce able to solve the toughest challenges. We continue to prepare for the success that strong, organic growth and strategic acquisitions will bring by investing in our infrastructure, tools and systems, facilities, and talent. Our core domains of intelligence, defense, homeland security, and cyber security represent areas of continuing importance to the Federal marketplace. IT holds the promise of improved capabilities, at significantly reduced costs, and the ability to capture the wealth of knowledge embedded in our professional government workforce. ATS Corporation (ATSC) has been selected as an ideal organization to become a part of Salient Federal Solutions.

Who are the members of Salient Federal Solutions’ leadership team?

Brad Antle is the President & CEO of Salient Federal Solutions. He joined the founder of SI International, Ray Oleson, to run their first acquisition in 1999. Brad became President of SI in early 2001, helping to lead SI to a public offering in late 2002 and then became CEO in 2005. Ray Oleson was the founder and the first CEO and Chairman of the Board of SI International and also serves as the non-executive Chairman of the Board for Salient Federal Solutions. Ted Dunn joined SI International in 2001 as the CFO and was in that role as the company went public in 2002. Ted is the CFO of Salient Federal Solutions. Bill Parker was most recently the COO for NCI, a public company peer to SI International. Bill helped develop the corporate strategy before we took SI public in 2002. Bill is the COO for Salient Federal Solutions. Tom Lloyd is VP of Corporate Development and takes the point on our acquisition initiatives. Tom was out in front of the nine acquisitions that SI International completed over the ten year history.

This team is supported by Tim May, Senior Vice President and Chief Marketing Officer who leads the company’s centralized activities in marketing, business development, capture and proposals; Kay Curling, Senior Vice President of Human Resources, who leads all aspects of the company’s human resources and is responsible for formulating the company’s human resources strategy and providing leadership and direction as a partner to the CEO, CFO, COO, and senior management of the company; Steve Hunt, Vice President and Chief Information Officer, responsible for all information technology, facilities and industrial security; and Tom Pettit, Vice President for Process and Integration who will be taking the lead in managing the integration activities of our two companies and helping to identify the best practices from both that can be combined to make us better.

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Frequently Asked Questions (FAQs)

Where is Salient Federal Solutions headquartered?

Our corporate headquarters are located at 4000 Legato Road, Suite 600, Fairfax, VA 22033 and our telephone number is (703) 891-8200. Our website is www.salientfed.com.

Why did Salient Federal Solutions acquire ATSC?

Salient’s acquisition of ATSC follows the company’s strategy of very carefully targeting growth areas in the public sector market. Over the next decade, budget cuts will reduce the size of government expenditures as a whole. However, strategic areas that are closely aligned with the most essential government functions will grow out of necessity.

The challenge for many established companies is that these areas will not be static. They will evolve rapidly or change altogether in response to new opportunities, risks, and events. Companies with large, legacy limitations will not be able to keep pace. Agile companies that can either anticipate change or adapt rapidly will thrive. Salient is actively and purposely building just such an agile, flexible company.

The addition of ATSC not only unlocks new business opportunities immediately. It also enables Salient to fulfill significant customer demand for new services. And it helps to position Salient for maximum agility in a strategic area that matters significantly to both our customer bases—and thus offers potential for growth. As a part of our culture, we want to drive the ability to make decisions closer to our customers. We have a delegation of authority policy which will continually be updated to reflect the growth of our company and push authority where it needs to be to support our customers’ missions.

How will becoming part of Salient Federal Solutions affect the ATSC employees?

Little will change for ATSC employees as you join Salient Federal Solutions. You will continue in your same roles. You will still be supporting the same customers. You will still be providing the same high level of service and professionalism. We want you to feel empowered to make a difference for your customer. You should have greater authority to deliver for your customers and the leadership team to support your needs.

Aligning ATSC with Salient’s existing business units and lines of service will enable the combined company to:

•	Deliver a wider range of integrated services

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Frequently Asked Questions (FAQs)

•	Offer reach back to Salient’s complementary capabilities, offerings, and expertise
•	Increase the scope and scale of our engagements
•	Target and win more significant opportunities

ATSC employees will experience positive changes—with the impact of proven leadership, excellent company benefits, challenges that matter, and the resources it takes to make a difference.

What should I expect over the next 30 to 60 days before the transaction closes?

As a public company, the transaction will follow a set regulatory-oriented process. A tender offer will be launched in the next few days to acquire all of the outstanding shares of ATSC common stock. The tender offer is required to last for at least 20 business days. There are additional regulatory requirements and final documentation to complete to bring us to the ultimate closing date. Until the transaction closes, ATSC will continue to operate as it does today, with the same policies and procedures. And it is during this time, we will be working closely with John and Pamela to develop the detailed integration plan to ensure a seamless transition. Also during this time you can expect to receive an individual compensation statement, our Confidentiality and Non-Piracy Agreement, and our Code of Business Conduct and Ethics.

What if I am an ATSC shareholder or option holder?

Shareholders and options holders will be contacted individually to discuss the specific mechanics and next steps relevant to them.

What are the company’s policies around public discussion of the merger?

It is important that we have the opportunity to brief our customers of the transaction. We want to do our very best to communicate this important development to our clients and partners in a consistent and coherent manner—so that they can understand how the acquisition benefits them and that it represents almost no risk to them. It’s very important to deliver a clear and consistent message in this regard. We will be coordinating with the appropriate ATSC points of contact to schedule customer meetings (See next question).

That means that we must have people with complete information speak for the company on this matter. To that end, employees must refrain from discussing the transaction in public areas where they might be overheard. Employees are specifically prohibited from participating in Internet message boards where Salient Federal Solutions or ATSC is a topic of discussion.

We recognize that many of you work at customer sites and are likely to be immediately asked questions about the transaction. Please coordinate closely with your project manager who will be briefed on customer and partner-related communication guidance.

All requests for information from any person (including members of the press, investors or analysts) concerning the transaction should be referred to either

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Frequently Asked Questions (FAQs)

•	Brad Antle, President and CEO of Salient, at 703-891-8200 or brad.antle@salientfed.com
•	Pamela Little, Co-CEO and CFO of ATSC at 571-766-2789 or plittle@atsc.com
•	John Hassoun, Co-CEO of ATSC at 571-766-2765 or jhassoun@atsc.com

Are there plans for the company’s leadership team to communicate with customers?

One of our most important objectives is preserving the relationship between ATSC’s direct performers and their customers. The Salient and ATSC leadership will meet in person with all ATSC customers as soon as we possibly can to explain the acquisition and ensure a smooth transition of relationship and operations.

Our philosophy of “customer first” places tremendous importance on early communications with every customer to allay any concerns they may have regarding the acquisition and use this as an opportunity to find ways to enhance our services.

The Future of ATSC Following Closure of The Acquisition

Will ATSC’s name be retained in any form? For existing customers? For how long, if at all?

Following closing of the acquisition, ATSC’s operations will be fully integrated into Salient Federal Solutions, Inc., and ATSC will operate under the name ATSC, a subsidiary of Salient Federal Solutions Inc., for legal purposes only. At some point following the acquisition, we will make a change of name to reflect that we are a unified organization under Salient Federal Solutions, Inc. Any change will be done in an orderly fashion and properly coordinated with our customers. The timing of this latter step will depend primarily on our customers, on expiration of existing contract vehicles, and other market-driven factors. One of the strengths Salient brings to our customers and the market is the ability to integrate our acquisitions and deliver a set of merged capabilities to our collective customers in a cost-effective manner. Following the close, we will step-up our brand campaign to build awareness for Salient Federal Solutions focusing on the benefits customers will realize through our merged capabilities.

Will any of our contracts be affected by this change?

None of ATSC’s contracts should be affected by the acquisition. This does not mean that we will not have to help some of our customers understand the change in ownership that has occurred, but more importantly, so far as the customer is concerned, they will still be getting the same great service from the same great team, and see the same faces every day that they are accustomed to seeing.

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Frequently Asked Questions (FAQs)

Will ATSC be retained as a single group under Salient Federal Solutions following the acquisition? Will I still report to the same person?

We have a solid reputation for integrating our acquisitions in a way that clearly benefits both our employees and our clients. The ability to accelerate organic growth depends on our success at efficiently cross selling the capabilities we have to all of our customers. ATSC will be integrated into Salient on the day of close and for most employees, your immediate manager will be the same. We will strive to bring the best processes and capabilities from each acquisition and combine them within Salient in such a manner that will generate the best platform for supporting our customers. Our marketing and branding campaigns will emphasize the power of a single, integrated company.

Personnel issues

Do you anticipate reductions in force as a result of the merger?

There are no plans to reduce our workforce. Nobody working on contracts will be affected. However, we have an extraordinarily talented management team supporting the back office at Salient and we will need to right-size the infrastructure as we combine our companies. Where people are working on overhead, we must determine if there is any overlap as we combine forces. Where there are duplications, we will be assessing who to retain and who to transition out as we complete our integration. Those who are impacted will be informed prior to deal closing. We will keep the talent in the back office that best fits the direction we are taking and everyone will be treated with the utmost respect. We recognize that ATSC’s people are its greatest asset, and we look forward to your continued support servicing your client base.

What does Salient Federal Solutions offer me in terms of future opportunities?

We are confident that you will contribute to the corporate objectives by continuing to focus on your customers’ needs, maintaining and enhancing the high level of expertise in your area of responsibility, and by providing excellent products and services in the most professional, efficient, and effective manner. You are joining a company that is committed to growth and is expected to grow rapidly this year and beyond. This is a unique and extraordinary opportunity. As Salient grows through major program pursuits and acquires additional companies, we hope you will find the additional programs and openings across the United States as opportunities to grow your career. As part of a larger and growing company, you will have access to more opportunities for training and professional development. Salient is proud of the reputation we have built as a management team throughout the industry for contractual compliance, customer satisfaction, and quality. The success of our company is built through teamwork and the desire of everyone working together to make Salient Federal Solutions the best organization in our industry.

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Frequently Asked Questions (FAQs)

Will my employment service at ATSC be grandfathered for seniority purposes after the acquisition?

Yes. The years of service you currently have on record at ATSC will be grandfathered as you become a member of the Salient team.

I have vacation plans in the near future. Should I change them?

No. Vacation approvals and all other routine personnel requests are in the hands of your supervisor. Approved absence during the transition period will not jeopardize your future in any way.

Will my pay change following the acquisition?

Salient conducts performance and merit reviews in the summer. Merit increases and salary adjustments are made at the beginning of the Government fiscal year in October. ATSC employees will be included in this process in 2012 to ensure alignment with our merit schedule. Merit increases will be pro-rated based on your last salary increase date. As part of the acquisition, your base salary may also be adjusted based on the difference in cost between your current ATSC employee benefits and your new costs for benefits. In no event, will your salary be negatively adjusted because of a benefit differential. Additional information in the form of a compensation statement will be provided on an individual-by-individual basis pre-closing. If at some point in the future, you choose to pursue a new opportunity within the company, or are promoted from your current position, there may be a corresponding change in your compensation based on the new role.

Will we still be paid on the same schedule following the acquisition?

For approximately 60 days following the acquisition, you will continue to receive your pay semi-monthly on the pay dates you currently follow. Once we have merged ATSC’s accounting system into ours, your pay will be transitioned to a bi-weekly schedule. Your total annual pay will not be impacted by this process and you will receive periodic communications leading up to the transition.

Will my benefits change after the acquisition?

Generally, new employees to Salient are eligible for benefits the 1st of the month after your date of hire. You will move to Salient’s benefits in coordination with the payroll transition. You will be provided a special open enrollment period in 2012 to elect Salient benefits. We will communicate more specific details during the initial meetings that will be held immediately following closing.

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Frequently Asked Questions (FAQs)

How will my grandfathered employment service affect the benefits I earn as an employee of Salient Federal Solutions?

Your grandfathered employment service affects the Salient Federal Solutions benefits you earn for Paid Time Off (PTO), Service Awards, and vesting in the match of the 401(k) plan. More specifically:

Paid-Time Off (PTO) – All years of service with ATSC will be counted to determine how much PTO you accrue with each pay period as an employee of Salient.

Service Awards – All years of service with ATSC will be counted to determine the future service anniversary awards you earn as an employee of Salient.

Family Medical Leave (FMLA) – Period of service with ATSC will be counted to determine your eligibility for Family Medical Leave (FMLA) as an employee of Salient.

401(k) Plan – We will be terminating the ATSC 401(k) plan prior to closing the deal and transitioning ATSC employees into the Salient Plan 401(k) coincident with the payroll transition.

What will happen to my Vacation and Personal Leave balances post-acquisition?

Your accumulated and unused PTO balances carry forward under the Salient Federal Solutions PTO Plan. Salient’s PTO plan combines traditional annual leave and sick leave into one leave bank providing you with greater flexibility for how you use your leave. You will not lose any PTO that you have accrued. You will be moved into the standard Salient PTO plan coincident with the payroll transition, which again will be approximately 60 days following the acquisition. Until that time, you will continue to accrue vacation at your current rate. At the time that your benefits and payroll convert, you will begin to accrue PTO at our rate.

Less than 5 years of service	15 days PTO per year
5 through 9 years of service	20 days PTO per year
10 or more years of service	25 days PTO per year

Individual PTO rates will be called out in your individual compensation statements.

To compensate for any difference between your current PTO accrual, Salient will provide a one-time adjustment to your base pay. The adjustment will be based on the difference between your current yearly PTO schedule and Salient’s PTO schedule.

We strongly encourage employees to plan for and take time away from work for vacation and other personal needs. We feel strongly that it is in the best interests of employees and their families to take earned PTO, to refresh and to charge their batteries. Accordingly, employees will be allowed to carry forward 300 hours of accumulated and unused PTO from year-to-year under the Salient Federal Solutions’ PTO Plan. Any PTO balances in excess of 300 hours will be cashed out each January.

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Frequently Asked Questions (FAQs)

What will happen with the floating holidays that I have earned this year?

Salient observes seven fixed holidays each year including New Year’s Day, Memorial Day, Fourth of July, Labor Day, Veteran’s Day, Thanksgiving Day and Christmas Day. Employees have three floating holidays they may use during the calendar year. Any unused floating holidays will be credited to your Salient holiday balance and must be used by the end of the calendar year.

What accounting software is Salient using at this moment?

Salient is using Deltek Costpoint for financial reporting. Salient uses Unanet for its time reporting.

At Salient Federal Solutions, what are the opportunities for travel?

Opportunities for travel are dependent upon client needs and business development requirements. Your travel reimbursements and travel authorizations will continue to be handled in accordance with ATSC policies through the closing date. Adherence to the Joint Travel Regulations established by the government and the policies of Salient will be expected. We will be moving to consolidate travel arrangements through the corporate travel provider Carlson Wagonlit Travel (CWT) and a corporate Salient travel policy. As a company, we can provide better travel benefits to our frequent travelers by using a common agency. It also allows us to know where an employee is around the world in time of crisis or to effect rapid changes for a traveler in route. There are many tangible benefits from consolidated corporate travel and we are confident that the agency selected will do a superb job.

Does Salient Federal Solutions have an education assistance program?

Yes, we have a robust education assistance program. Employees are eligible to be reimbursed for up to $5,250 each calendar year for eligible expenses, upon successful completion of courses taken for credit at an accredited college or university. Philosophically, we strongly encourage continued professional development and advancement. With your improved skills, we have the opportunity to offer our customers greater skills from people they know and trust. Everyone wins with strong employee development and we are certainly supportive.

Is there any form of newsletter that Salient publishes, and if so is it accessible by employees?

The Salient HR team produces HR News You Can Use at least quarterly. This newsletter is full of information relating to employee programs. We are in the process of developing the company Intranet for more flexible and current communication to and from employees. In addition, we are making improvements to the implementation of SharePoint as part of the company Intranet to provide enhanced internal communications to all employees of Salient. Clearly we have aggressive plans for growth through both pursuing new opportunities and additional acquisitions. We want everyone to be informed and engaged in our business plan going forward.

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Frequently Asked Questions (FAQs)

Resources for Additional Questions or Personal Inquiries

The Human Resources Organization for Salient Federal Solutions will support a toll-free telephone hotline with a dedicated voice-mailbox and email for transition questions that you have related to Salient Federal Solutions’ purchase of ATSC. The questions that you submit to our integration e-mail box or the toll-free telephone hotline will be collected daily with the responses provided to ATSC managers on Tuesdays and Fridays for distribution to employees. Your personal information will be kept in the utmost confidence throughout this process, and you will not be personally identified with any public communication of questions and responses.

To submit your question using the toll-free telephone hotline: 1-877-501-1444

To submit your question by email: TransitionHelp@salientfed.com

This document is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of ATSC’s common stock described in this document has not commenced. At the time the offer is commenced, a subsidiary of Salient will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and ATSC will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to ATSC’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

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